                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 _____________

                                  SCHEDULE TO
                                (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                             Plains Resources Inc.
  --------------------------------------------------------------------------
                      (Name of Subject Company (Issuer))

                  Plains Resources Inc. (Offeror and Issuer)
  --------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                Series G Cumulative Convertible Preferred Stock
  --------------------------------------------------------------------------
                        (Title of Class of Securities)

                                      N/A
  --------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                   Tim Moore
                              Plains Resources Inc
                             500 Dallas, Suite 700
                             Houston, Texas  77002
                                 (713) 654-1414
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                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With copies to:

                                 John A. Watson
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                           Houston, Texas  77010-3095
                           Telephone:  (713) 651-5151
                           Facsimile:  (713) 651-5246

                           CALCULATION OF FILING FEE

  --------------------------------------------------------------------------
         Transaction Valuation*          Amount of Filing Fee
             $85,804,500.00                   $17,160.90
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* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series G Cumulative Convertible Preferred Stock. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

  [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $17,160.90      Filing Party: Plains Resources Inc.
                       -------------                   ----------------------

Form or Registration No.: Schedule TO    Date Filed:  November 30, 2000
                         -------------              -------------------------

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [x] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender offer:   [x]

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on November 30, 2000, as previously amended by Amendment No. 1 to the Schedule TO on December 12, 2000, relating to the offer (the "Exchange Offer") by Plains Resources Inc., a Delaware corporation (the "Company"), to exchange 171,609 shares of Series G Cumulative Convertible Preferred Stock for 171,609 shares of Series H Convertible Preferred Stock, upon the terms and subject to the conditions contained in the Offering Circular and Notice of Redemption dated November 30, 2000, the Offering Circular and Notice of Redemption Supplement dated December 12, 2000 and the Letter of Transmittal.

     Copies of the Offering Circular and Notice of Redemption dated November 30, 2000 and the Letter of Transmittal were filed previously as exhibits (a) (1)
(ii) and (a) (1) (iii), respectively, to the Schedule TO, and the Offering Circular and Notice of Redemption Supplement dated December 12, 2000 was filed previously as exhibit (a) (i) (iv) to Amendment No. 1 to the Schedule TO.

     The Exchange Offer expired at 5:00 p.m., Houston, Texas time, on December 28, 2000. A total of 169,571 shares of Series G Cumulative Convertible Preferred Stock out of the 171,609 shares of Series G Cumulative Convertible Preferred Stock outstanding were properly tendered and not withdrawn prior to the expiration of the Tender Offer. All of the shares of Series G Cumulative Convertible Preferred Stock tendered to the Company in the Exchange Offer were accepted by the Company. Each share of Series G Cumulative Convertible Preferred Stock tendered to the Company was exchanged for one share of Series H Convertible Preferred Stock, plus $11.62 in cash representing an amount equal to the accrued and unpaid dividends to December 29, 2000 on a share of Series G Cumulative Convertible Preferred Stock. Delivery of shares of Series H Convertible Preferred Stock and payment of amounts representing accrued and unpaid dividends exchanged for shares of Series G Cumulative Convertible Preferred Stock tendered to the Company will occur as soon as practicable.

     1,825 shares of Series G Cumulative Convertible Preferred Stock were converted prior to December 27, 2000 into a total of 62,226 shares of the Company's common stock, par value $.10. As announced in the Offering Circular and Notice of Redemption dated November 30, 2000, the remaining 213 shares of Series G Cumulative Convertible Preferred Stock were redeemed on December 31, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              By: /s/ Cynthia A. Feeback
                                 --------------------------------------
                                  Name: Cynthia A. Feeback
                                  Title:  Vice President - Accounting and
                                          Assistant Treasurer

Dated:  January 4, 2001

                               INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(1)(i)      Cover Letter to Offering Circular and Notice of Redemption.*

(a)(1)(ii) Offering Circular and Notice of Redemption dated as of November 30, 2000.*

(a)(1)(iii)    Letter of Transmittal.*

(a)(1)(iv) Offering Circular and Notice of Redemption Supplement dated as of December 12, 2000.**

(a)(2)         None.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)(i) Form of Certificate of Designation, Preferences and Rights for the Series H Convertible Preferred Stock.*

(a)(5)(ii) Form of Second Amendment to Stock Purchase Agreement dated as of December 28, 2000 by and among the Company and the Purchasers named therein.*

(a)(5)(iii)    Press Release issued on November 30, 2000.**

(b)            Not applicable.

(d)(1) Stock Purchase Agreement dated as of July 30, 1998 by and among the Company and the Purchasers named therein.*

(d)(2) Amendment to Stock Purchase Agreement dated as of January 31, 2000 by and among the Company and the Purchasers named therein.*

(g)            Not applicable.

(h)            Not applicable.

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*    Previously filed on Schedule TO.
**   Previously filed on Amendment No. 1 to Schedule TO.